News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 30, 2020

Seabridge Gold To Acquire 3 Aces Project in Canada's Yukon

A high-grade, near surface gold opportunity in a mining-friendly jurisdiction

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has entered into an agreement to acquire a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. for 300,000 Seabridge common shares, potential future cash payments totalling $2.25 million, continuing royalty participation in the project by Golden Predator and the immediate cash payment of $263,000 as reimbursement for project-related payments made by Golden Predator. In the event that this transaction does not close, $218,000 of the cash payment becomes a loan payable to Seabridge. Closing of the transaction is subject to the usual terms and conditions, including final due diligence by Seabridge and the approval of the applicable stock exchanges.

Seabridge Gold Chairman and CEO Rudi Fronk said the 3 Aces Project is a first rate exploration play with the potential to host a high grade commercially-viable ore body. "We think 3 Aces is a worthy addition to the three outstanding exploration opportunities we already own in British Columbia, Nevada and the Northwest Territories. Golden Predator has done an excellent job of demonstrating the exploration potential at 3 Aces, confirming the project's positive metallurgy and establishing excellent relationships with local First Nations and communities. Their focus has shifted to the much more advanced and permitted Brewery Creek Mine. Our exploration team is keen to get going on 3 Aces, beginning with a review of the extensive data generated by Golden Predator."

The acquisition agreement provides for additional payments to Golden Predator of $1 million upon confirmation of a 3 Aces NI-43-101 compliant mineral resource of 2.5 million ounces of gold and a further $1.25 million upon confirmation of an aggregate mineral resource of 5 million ounces of gold. The agreement also grants Golden Predator a 0.5% net smelter royalty on the project.

3 Aces is a district scale, orogenic-gold project consisting of 1,734 claims covering 357 km² (35,700 ha) located in a readily accessible part of southeastern Yukon (see map). The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 kilometers (12.4 miles) along strike and recent drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade.

The Property is on the eastern margin of the Selwyn Basin, a thick package of sedimentary rocks extending across the Yukon and host to several enormous base metal deposits (Howard's Pass District).  Hyland Group host rocks, the basal unit of the Selwyn Basin, are interbedded clastic and carbonate sedimentary rocks exposed near a regional tectonic boundary. Polyphase fold and fault systems overprint the stratigraphy, creating ideal traps for gold-bearing fluids expressed as quartz veins. At 3 Aces, discrete quartz veins containing arsenopyrite-pyrrhotite-pyrite and free gold are found within a broad zone of gold-bearing iron carbonate-clay alteration envelopes which will be targeted in our exploration.

Past drilling has encounted a significant number of gold rich zones on the stratigraphic/structural contacts at 3 Aces. By early 2019 the project had completed about 300 holes; 37% of these encountered +5.0 g/t gold intersections and 27% have returned +8.0g/t gold.  Many of these holes were close-space off-sets on high-grade veins that crop out, but all veins identified in the Central Core Area have encountered high grade intersections. Significant effort was expended by Golden Predator to ensure that sampling of these high grade, nuggety intervals produced reliable and repeatable assay results. A sampling protocol in now in place to achieve reliable results.

The following table summarizes selected intervals from previous drilling.

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Spades High Grade Zone
3A16-032	RC	16.76	27.43	10.67	32.86
3A16-042	RC	17.53	24.38	6.85	25.61
3A16-044	RC	17.53	35.05	17.52	3.65
3A17-100	RC	19.05	25.91	6.86	20.15
3A17-124	RC	6.10	10.67	4.57	58.75
3A17-132	DD	20.00	33.30	13.30	6.69
3A17-127	RC	12.95	19.05	6.10	22.30
3A17-133	DD	23.80	40.00	16.80	20.50
and		57.50	65.00	7.50	13.92
3A17-138	DD	7.50	15.50	8.00	50.40
3A17-157	DD	19.00	23.20	4.20	20.04
3A17-208	RC	0.76	5.33	4.57	81.35
3A17-209	RC	2.29	23.62	21.33	18.33
3A17-211	RC	1.52	9.91	8.39	14.05
3A17-218	RC	5.33	18.29	12.96	14.19
3A17-220	RC	1.52	15.24	13.72	43.02
3A17-224	RC	1.52	11.43	9.91	21.81
3A17-238	RC	0.76	9.91	9.15	41.03
Hearts Zone
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32
Other Occurrences
3A17-143	DD	12.70	32.00	19.30	16.15
3A17-144	RC	5.33	52.58	47.25	1.11
3A17-147	DD	13.00	15.50	2.50	15.51
and		18.50	22.00	3.50	21.44
3A17-275	RC	40.39	48.77	8.38	5.24
3A18-335	DD	16.20	33.06	16.86	1.35
3A17-175	RC	32.00	33.53	1.53	36.33

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's current mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the potential of the Property to host a high grade commercially-viable ore body; and (ii) the Company, with additional exploration drilling, potentially being able to advance the property to an initial resource with exceptional grade, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

 ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

106 FRONT STREET EAST, SUITE 400, TORONTO, ONTARIO M5A 1E1 CANADA

TEL. 416-367-9292 FAX.416-367-2711 WWW.SEABRIDGEGOLD.NET

Golden Predator - 3 Aces Project
Regional Geology & Soil Anomalies
Regional Geology
Q - quaternary
COR - limestone
PCvw - mudstone
PCHN - mudstone
PCHYu - phyllite
PCHYml - limestone
PCHYm - mixed
PCHYmg - grit
PCHYl - ss/cngl
Property Outline
Favourable Contacts
Continuous
Inferred
Au Soil Geochem
0.05
0.5
1.0 ppm
Geology modified after Moynihan, 2016
Orogenic Gold Systems ~130 Ma
Nahanni Range Road
Little Hyland River
Reef
Hyland Fault
~ 70 km movement
35+km
Euchre
March Fault
IRGS Intrusion Related Gold Systems ~90-100 Ma
IRGS Intrusion Related Gold Systems ~90-100 Ma
Hyland River
Central Core Area
Road Showing
Sprogge
AK
NWT
Yukon Territory
3 Aces
BC
N
GOLDEN PREDATOR
TSX.V:GPY
1:150,000
0
2.5
5
Km